FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   [_]    No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited ("NAT" or the "Company") on July 26, 2004, announcing, among other things, new charters with BP Plc ("BP").

ADDITIONAL INFORMATION

     BP files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.


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Exhibit 1

Nordic American Tanker Shipping Ltd.

Nordic American Tanker Shipping Ltd: New contract with BP

     o    Contracts with BP
     o    NAT to become an operating company
     o    Market Strategy
     o    Dividend policy
     o    New corporate web-site http://www.nat.bm
     o    More management resources

Dear Shareholder:

During the period from early September to late October 2004, BP will return the three ships that it has chartered from us for the past seven years. As we have disclosed in a previous announcement, one of the three ships has been chartered to Gulf Navigation at a fixed rate for a term of five years.

Contracts with BP
-----------------

Today we are very pleased to announce that the two other ships have been chartered to BP on time charters for three years at market related rates - in direct continuation with the present BP contracts. According to the terms of the contracts, NAT will receive the spot market rate minus 5 percent according to an agreed formula in which there is neither a "floor" nor a "ceiling".

The two charters we are announcing today complete the strategic foundation we set out to build with our current fleet for the future growth of the company. We are particularly pleased to be able to continue our relationship with BP.

With the market-based income from these two ships, plus the fixed income from our third ship, we believe that our fleet has the optimal mix of exposure to the spot market, together with a base level of income as a cushion against adverse markets.

The market related charters for our two ships to BP eliminate the risk of not finding immediate employment in the spot market and are a very attractive alternative to the costs of rapidly building a spot chartering operation in-house.

NAT to become an operating company
----------------------------------

Under the new charters with BP, NAT will have the responsibility of providing the crew and of operating the ships technically. These functions will be outsourced to a first class technical manager of high reputation. As we assume responsibility for the operation of the two ships, quality and cost effective operations will be our prime focus.

Under the shortly expiring arrangement, BP has the full technical responsibility for the vessels (a bare-boat lease) based on notional operating costs of USD 8,500 per day per vessel. Going forward, we will endeavor to keep the operating costs of the ships at this level or lower - which essentially should leave us in the same cost position as in the past when it comes to running the ships.

NAT will also, as per industry practices, assume the risks of off-hire due to technical problems and of increases in operating costs.

Management intends to charter our ships in a manner that will allow us to cease being classified as a "Passive Foreign Investment Company" for US tax purposes. This means that qualifying dividends, which will be available to our non-corporate US shareholders in 2006 and later years, are expected to be taxed at a maximum United States income rate of 15%, rather than the current maximum rate of 35%.

While you should always consult your own tax advisors for advice, there is a very helpful discussion of the tax issues in the proxy statement for our Special Shareholders' Meeting held earlier this year on March 15, 2004, at which the shareholders decided to keep our company in business.

Market Strategy
---------------

We believe Nordic American Tanker Shipping Limited will continue to be a dynamic and exciting company that will be gaining its new powers to operate as an active business during a remarkable time in the tanker industry. For three decades voyage charter rates (also known as "spot" rates) have not been as high as they currently are for such an extended period of time. Voyage charter rates may rise from here, they may remain at the same level, or they may drop.

Shipping income has shown great volatility in the past and is notoriously difficult to predict. A strong tanker company management does not so much try to predict rates, as it must plan to be successful in the midst of uncertainty.

A policy of expansion represents a potential that we did not have in the past when the operation of our company was limited to the three ships, which were delivered to the company from Samsung Shipyard in 1997.

We believe that our policies are appreciated by the capital markets and may result in our having a lower cost of capital than some of our competitors.

Under these circumstances, we believe that expansion of our fleet can benefit our shareholders, and we intend to expand when the timing is right. However, growth should not take place at the expense of profitability and the ability of NAT to continue to pay dividends.

NAT has now entered into charter agreements for its entire fleet to replace the charters that are expiring in the period September/October. Upon return of the three ships from the BP bareboat charters, the present bye-law restrictions, which have prevented us from engaging in other business activities, will lapse.

Dividend policy
---------------

For the foreseeable future, our Board will continue our successful policy of maintaining a low average debt level and of prioritizing a positive dividend policy essentially as in the past. This policy allows our shareholders to participate directly in the good times, and gives our company a strong balance sheet, giving it the ability to outperform competitors during the bad times.

Information services - new web-site
-----------------------------------

To provide our shareholders with easy access to relevant information, we have launched a new web site: http://www.nat.bm/. Here you can find up-to-date information on the company, press releases, a reports archive, and the like. You will also have the possibility to subscribe to an e-mail service where you can receive all press releases and reports directly to your own e-mail account.

More management resources
-------------------------

Because of the simplicity of our business while all of our ships were on bareboat charters to BP, the job of Chief Executive Officer of Nordic American Tanker Shipping Limited has been part-time only, with all other functions outsourced.

Starting October 1, I will devote my full time and attention to Nordic American Tanker Shipping as Chairman and Chief Executive Officer. In preparation for the changeover, we are building a strong and slim executive team. We have already filled the position of Chief Financial Officer and Treasurer as well as functions covering administrative aspects of our business such as IT and accounting.

Based upon our policies, the future performance of Nordic American Tanker Shipping Limited, as in the past, will rise and fall with the strength of the tanker market. Management will endeavor to maintain policies and strategies that will result in the greatest value to shareholders - a priority which we will always have in focus.

Sincerely,

Herbjorn Hansson,
Chairman & Chief Executive Officer

Enquiries from the US, please contact:

Rolf Amundsen 1-800-601-9079 or 1-866-805-9504

Inquiries from other countries, please contact :

+ 47 908 26 906 or + 47 901 462 91

Web site: www.nat.bm

Scandic American Shipping Ltd., Postbox 56, 3201 Sandefjord, Norway
Tel: + 47 33 44 61 40


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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  July 26, 2004                  By:/s/ Herbjorn Hansson
                                          ----------------------------
                                              Herbjorn Hansson
                                              President and
                                              Chief Executive Officer




01318.0002 #501618